March 8, 2005

Ms. Jennifer Hardy

Branch Chief

Mail Stop 5-10

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0510

Re:	SI Technologies, Inc.
Schedule 14A filed January 26, 2005
Form 10-K/A for the fiscal year ended July 31, 2004
Form 10-K for the fiscal year ended July 31, 2004, File No. 000-12370

Dear Ms. Hardy:

Below for your consideration, on behalf of our client, SI Technologies, Inc. (the “Company”), are responses to your letter dated February 18, 2005 to Howard George containing the Staff’s comments with respect to the Company’s Schedule 14A filed on January 26, 2005 (the “Proxy Statement”). The numbers of the paragraphs below correspond to the numbers of the comments contained in the Staff’s letter.

We have enclosed one (1) copy, and simultaneously herewith are sending separately to the Staff four (4) courtesy copies of the Amendment to the Proxy Statement (the “Amendment”), which have been marked to show the changes made to the Proxy Statement. The Amendment is being filed with the Securities and Exchange Commission by EDGAR concurrently herewith. The changes in the Amendment reflect the responses to the Staff’s comments.

General

1.     Please provide the information required by paragraph (c)(1) of Item 14 of Schedule 14A. See instruction 2(a) to Item 14 of Schedule 14A.

Response: The Company respectfully submits that the information required by paragraph (c)(1) of Item 14 of Schedule 14A is not required. As set forth in instruction 2(a), the information required by paragraph (c)(1) of Item 14 “need not be provided unless that information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured).” The financial information of Vishay Intertechnology is not material to the SI stockholders making an informed voting decision as there is no financing contingency in the transaction. Vishay has available to it sufficient funds to pay to the SI stockholders the merger consideration. In addition, under “Where You Can Find More Information” on page 44 of the Proxy Statement, the SI stockholders are directed to review all of the public filings of Vishay as filed with the SEC.

2.     Please provide the information required by Item 14(b)(5) of Schedule 14A.

Response: The requested disclosure has been included on page 30 of the Amendment.

3.     Please revise your filing to provide the SI Projections, which is referenced in the third bullet point on page 17.

Response: In response to the Staff’s comment, the Company has provided a summary of the SI Projections included on pages 18 and 19 of the Amendment.

Summary, page 1

4.     Please include a summary term sheet on the first or second page of the proxy statement pursuant to Instruction 2 to Item 1001 of Regulation M-A. If your summary serves as the term sheet required by Item 1001, please move it so that it precedes the Q & A section.

Response: The summary disclosure has been moved to pages 1 through 2 to precede the Q&A section in response to the Staff’s comment.

5.     Please revise so that the summary sets forth only the principal terms of the proposed transaction instead of summarizing the entire document. It should be no longer than two pages and should be written in plain English. See Item 1001 of Regulation M-A. Also, please revise to eliminate information that you repeat in the Q&A section and your summary section. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. Also, when revising your disclosure, we strongly suggest that you discuss only the procedural questions with short, clear answers in the Q&A, and place the material, substantive disclosure in the summary.

Response: The summary disclosure has revised on pages 1 through 2 in response to the Staff’s comment

The Merger, page 10

Background of the Merger. page 10

6.     Please revise this section to disclose the process by which you chose Roth Capital Partners as your financial advisor, as required by Item 1015(b)(3) of Regulation M-A. In this regard, please clarify whether you considered engaging any other financial advisors. If so, please clarify why you chose Roth Capital Partners over other advisors.

Response: The requested disclosure has been included on page 15 of the Amendment.

7.     Please clarify that Troy & Gould Professional Corporation is your legal counsel.

Response: The requested disclosure has been included on page 12 of the Amendment.

8.     Please describe the events that occurred between April 12, 2004 and late May 2004. In addition, please describe the events that occurred in August 2004 with respect to your proposed transaction with Vishay. Finally, please disclose the matters that were addressed at the working meeting held on September 3, 2004 and who attended.

Response: The requested disclosure has been included on pages 11 and 14 of the Amendment.

9.     We note that the final offer made by Vishay on July 30, 2004 consisted of cash consideration of $17.25 million. We further note that the letter of intent signed on October 6, 2004 provided for cash consideration of $17.65 million. Please explain this increase in consideration.

Response: The requested disclosure has been included on page 14 of the Amendment.

10.     Please disclose the amount of debt that you had outstanding as of (i) October 6, 2004, the date on which you signed the letter of intent, and (ii) December 21, 2004, the date on which the board determined that the proposed transaction was advisable, fair to and in the best interests of your company and its stockholders.

Response: The requested disclosure has been included on pages 14 and 15 in response to the Staff’s comment.

Opinion of Financial Advisor, page 17

11.     Please revise the first sentence of the third paragraph of this section to eliminate your qualification regarding the summary of Roth Capital Partners’ opinion, as security holders are entitled to rely on your disclosure.

Response: The disclosure has been revised on page 19 in response to the Staff’s comment

12.     Please provide the information required by Item 1015(b)(4) of Regulation M-A.

Response: The requested disclosure has been included on page 27 in response to the Staff’s comment.

13.     Please discuss any instructions you gave to Roth Capital Partners, and whether and to what extent you imposed limitations on the scope of their investigations. See Item 1015(b)(6) of Regulation M-A.

Response: The requested disclosure has been included on page 19 in response to the Staff’s comment.

14.     Roth states in the last bullet on page 18 that it conducted “such other studies, analyses, inquires and investigations” as it deemed appropriate. Please describe these other studies and analyses that Roth performed, and discuss the other factors and information that it took into account for the purposes of their fairness opinion or otherwise delete the reference.

Response: The Company has deleted the last bullet point that was disclosed on page 18 of the Proxy Statement in response to the Staff’s comments. The list of bullet point items is a complete list of the facts and information that Roth Capital Partners took into account for the purposes of their fairness opinion.

Comparable Public Company Analysis, page 19

15.     Please disclose how stockholders are to evaluate the results of this analysis. We note that the results for SI are lower in some instances than the other companies. As part of this, compare the results of your analyses to the per share consideration that SI stockholders will receive in the merger. Please also comply with this comment under the “Select Precedent Industrial Measurement Transactions Analysis” and “Capitalization of Earnings Analysis.”

Response: The requested disclosure has been included on page 21 and 22 in response to the Staff’s comment.

Interests of Our Directors and Executive Officers in the Merger, page 24

16.     Please identify the six key employees with whom you entered into change of control agreements. In addition, please advise as to why these agreements have not been filed on EDGAR. See Item 601(b)(10)(iii) of Regulation S-K.

Response: The requested disclosure has been included on page 27 in response to the Staff’s comment. The Company respectfully advises that the employees were inappropriately labeled as key employees and such disclosure has been revised to identify the persons as employees. In addition, these employees are not executive officers of the Company and do not meet the standard of significant employees as set forth in Item 401(c) of Regulation S-K and therefore the change of control agreements have not been filed on EDGAR.

FORM 10-K/A FOR THE FISCAL YEAR ENDED JULY 31, 2004

Signatures, page 8

17.     Your amended annual report an Form 10-K must be signed by your company and by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least a majority of your board of directors. In this regard, we note that your amended annual report on Form 10-K was signed only by your company. Please comply with this comment in future filings. See Paragraph 2 of General Instruction D to Form 10-K.

Response: The Company notes the Staff’s comments and intends to comply in future filings.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2004

Item 9A. Controls and Procedures, page 45

18.     Please revise this section in future filings to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K and SEC Release No. 33-8238 which became effective for filings made after August 14, 2003.

Response: The Company notes the Staff’s comments and intends to comply in future filings.

Signatures, page 47

19.     Your annual report on Form 10-K must be signed by your principal financial officer and your controller or principal accounting officer. In this regard, we note that Mr. George signed the report but did not indicate the capacity or capacities in which he was signing the report. Please revise accordingly in future filings. See Paragraph 2 of General Instruction D to Form 10-K and Paragraph 27 of Section S of the Division of

Corporation Finance’s Manual of Publicly Available Telephone Interpretations dated July 1997.

Response: The Company notes the Staff’s comments and intends to comply in future filings.

We appreciate your responsiveness and assistance with the Amendment. Please do not hesitate to contact the undersigned at (310) 789-1254 or Alan Spatz of our office at (310) 789-1231 with respect to this submission.

Sincerely,

/s/ Kathryn M. Moore

Kathryn M. Moore

Enclosures

cc:	Howard George, Chief Financial Officer, SI Technologies, Inc.
Andrew Schoeffler, Securities and Exchange Commission, Division of Corporation Finance